                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                                Jenna Lane, Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  476142 10 4
                                  -----------
                                 (CUSIP Number)

                           Mitchell Dobies, President
                                Jenna Lane, Inc.
                           1407 Broadway, Suite 1801
                           New York, New York  10018
                                 (212) 704-0002
             -----------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 19, 1997
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.........476142 10 4                           Page 2 of 4 Pages
                 -----------
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        1) Name of Reporting Person........Mitchell Dobies
           S.S. or I.R.S. Identification No. of Above Person....117-
           44-9082

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        2) Check the Appropriate Box if a Member of a Group (see
             Instructions)            (a)......
                                      (b)......

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        3) SEC Use Only...........................

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        4) Source of Funds (See Instructions)......(See Item 3)

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        5) Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)......X..

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        6) Citizenship or Place of Organization.........U.S.

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Number of              (7) Sole Voting Power...........802,381
Shares Bene-            --------------------------------------------------------
ficially Owned         (8) Shared Voting Power...............0
by Each Reporting       --------------------------------------------------------
Person With            (9) Sole Dispositive Power......802,381
                        --------------------------------------------------------
                       (10) Shared Dispositive Power.........0

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        11) Aggregate Amount Beneficially Owned by Each Reporting
            Person.......802,381

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        12) Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions)......

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        13) Percent of Class Represented by Amount in Row 11..18.88%

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        14) Type of Reporting Person (See Instructions).....IN

--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

     This Statement of Beneficial Ownership on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Jenna Lane, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 1407 Broadway, Suite 1801, New York, New York 10018.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  Name:  Mitchell Dobies

     (b) Residence or business address: 1407 Broadway, Suite 1801, New York, New York 10018.

     (c) Present principal occupation or employment and the name, principal business and address or any corporation or other organization in which such employment is conducted: Mr. Dobies is President and a director of the Issuer, whose address is set forth in Item 2(b) above.

     (d) Involvement in Certain Legal Proceedings. In 1991, Mr. Dobies was convicted by a state court in Essex County, New Jersey, of theft in the third degree of certain materials from a contractor of CR & ME, Ltd. ("CR & ME"), his former employer. Mr. Dobies agreed to a plea bargain, after which he received probation and community service. Mr. Dobies maintains that the only items he removed from the supplier's location were those owned by CR & ME, but did not believe it was in his or CR & ME's best interest to pursue a trial in the matter.

     (e) Party to a Civil Proceeding.    Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     222,857 of the shares of Common Stock disclosed herein (the "Performance Shares") were issued to the reporting person by the Issuer in March 1995 as employment compensation at no cost to reporting person. The remainder of the shares, except for 47,619 shares, were purchased with personal funds. As to the 47,619 shares not issued as Performance Shares or purchased with personal funds, these were purchased in April 1996 through the delivery of a promissory note in the amount of $31,125.00 to Lawrence Kaplan, from whom he purchased the shares. 129,250 shares were sold by reporting person to Charles Sobel in April 1996 in exchange for a promissory note in the amount of $129,250.00. On March 26, 1997, reporting person sold 30,000 shares of Common Stock at $5.00 per share as part of the Issuer's initial public offering (the "Sold Shares"). In August 1996, reporting person received options (the "August Options") to purchase 25,000 shares of Common Stock at $2.00 per share, which options are currently fully exercisable. In March 1997, reporting person received options (the "March Options") to purchase 25,000 shares of Common Stock at $5.00 per share, one third of which are fully exercisable on March 12, 1998, one-third of which are exercisable on March 12, 1999 and one-third of which are exercisable on March 12, 2000. The shares underlying the March Options are reported herein, but ownership thereof is disclaimed by the reporting person as such March Options are not exercisable within 60 days of the date hereof.

ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transactions were for private investment. The reporting person is not interested in, and has no plans or proposals which relate to or would result in, the items described in Item 4(a)-(j).


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Subject to the disclaimer set forth in Item 3, reporting person owns an aggregate of 802,381 shares of Common Stock, representing 18.88% of the outstanding shares of Common Stock.

     (b) As to all shares indicated above, reporting person has sole power to vote and to dispose or direct the disposition thereof, except for the Issuer's repurchase obligations with respect to the Performance Shares.

     (c) 222,857 shares were issued to Mr. Dobies by the Issuer as employment compensation. All shares reported herein were acquired by Mr. Dobies. The following shares were acquired directly from the Issuer, using personal funds, at the following times: February 18, 1995, 191,008 shares (for an aggregate purchase price of $100,279.07); March 15, 1995, 191,114 shares (for an aggregate purchase price of $100,334.66); March 17, 1995, 356,927 shares (for an aggregate purchase price of $187,386.27); November 7, 1995, 19,048 shares (as part of an investment unit with a purchase price of $50,000.00, comprising a $50,000.00
promissory note and such 19,048 shares).   47,619 shares were purchased in April
1996 through the delivery of a promissory note in the amount of $31,125.00 to Lawrence Kaplan, from whom he purchased the shares. 129,250 shares were sold by reporting person to Charles Sobel in April 1996 in exchange for a promissory note in the amount of $129,250.00. On March 26, 1997, reporting person sold 30,000 shares of Common Stock at $5.00 per share as part of the Issuer's initial public offering.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reporting person has agreed not to sell or otherwise dispose of any securities of the Company beneficially owned by him (other than the Sold Shares) for a period of two years from


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

March 20, 1997.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Agreement prohibiting transfer or sale of securities for a 2 year period commencing on March 19, 1997.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Date:           3/26/97
                                          ---------------------------------


                                         /s/ Mitchell Dobies
                                     --------------------------------------
                                     MITCHELL DOBIES


EXHIBIT INDEX

1. Agreement prohibiting transfer or sale of securities for a 2 year period commencing on March 19, 1997.

Exhibit 1:


Jenna Lane, Inc.
1407 Broadway
New York, NY 10018

Walsh Manning Securities, LLC
90 Broad Street
New York, NY 10004

     RE:  Jenna Lane, Inc.
          Director/Officer Lockup
          -----------------------

Dear Sir/Madam:

     The undersigned is the beneficial owner of securities of Jenna Lane, Inc. (the "Company"). The undersigned has been advised that the Company has entered into a Letter of Intent with Walsh Manning Securities, LLC for a public offering by the Company of approximately $7,000,000 of gross proceeds (the "Public Offering"). The undersigned further understands that it is a condition of the Letter of Intent and successful completion of the Public Offering, including listing of the Company's securities on the Nasdaq National Market System, that the undersigned execute and deliver this Letter Agreement. The undersigned hereby agrees that, for a period of two years from the date (the "Effective Date") of the final Prospectus covering the Public Offering of the Company, the undersigned will not offer, pledge, sell, hypothecate, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any securities of the Company, other than the Selling Common Stockholder Shares (as defined in the preliminary prospectus covering the Public Offering).

     The undersigned acknowledges and agrees that the Company will request that the Company's transfer agent place a stop transfer instruction on all securities of Jenna Lane, Inc. held by the undersigned (other than the Selling Common Stockholder Shares), reflecting this Letter Agreement.

Date: March 6, 1997                         /s/ Mitchell Dobies
                                         ------------------------------------
                                         Mitchell Dobies

Please date, sign exactly as name appears on the records of the Company, and promptly return in the enclosed envelope. When signing as guardian, executor, administrator, attorney, trustee, custodian, or in any other similar capacity, please give full title. If a corporation, sign in full corporate name by president or other authorized officer, giving title. If a partnership, sign in partnership name by authorized person. In the case of joint ownership, each joint owner must sign.


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